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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                      FORM 12b-25

                                                 Commission File Number 0-26232

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 11-K / /Form 20-F / /Form 10-Q / /Form N-SAR

                 For Period Ended:  DECEMBER 31, 1996 (10-KSB)
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

   For the Transition Period Ended:
                                    -------------------------------------------
   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    CHINA PACIFIC, INC.
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Former name if applicable
    NOT APPLICABLE
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Address of principal executive office (STREET AND NUMBER)
    ROOM 2008 SUN HUNG KAI CENTRE, 30 HARBOUR RD.
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City, state and zip code     WANCHAI HK
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                                     PART II
                              RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 /X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                                 SEE ATTACHMENT A

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Form 12b-25                           Forms                                 6984
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                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification
    MATTHEW ANDERSON OR TIM HOXIE            (415)             772 6000
    ---------------------------------- ----------------- ---------------------
                    (Name)                (Area Code)      (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 /X/ Yes  / / No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 / / Yes  /X/ No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              CHINA PACIFIC, INC.
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                 (Name of Registrant as Specified in Charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date    3/25/97                              By /s/ MAK SHUI TONG, CLEMENT
        ---------------------------------------    ----------------------------
                                                    MAK SHUI TONG, CLEMENT,
                                                    PRESIDENT

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                                Attachment A

                                  Part III
                                  NARRATIVE

China Pacific, Inc. (the "Company") is unable to file its Form 10-KSB on or before the required date, March 31, 1997 (the "Required Date"), because one of the Company's subsidiaries was not able to provide financial information for the year ended December 31, 1996 to its accountants, Arthur Andersen & Co., in time for audited financial statements to be prepared prior to the Required Date.



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                                    ARTHUR
                                   ANDERSEN

March 24, 1997

Mr. Clement Mak                                         Arthur Andersen & Co.
Chairman and Managing Director                   Certified Public Accountants
China Pacific Inc.                                        25/F Wing On Centre
Room 2008, Sun Hung Kai Centre                     III Connaught Road Central
30 Harbour Road                                                     Hong Kong
Wanchai                                                         852 2852 0222
Hong Kong                                                   852 2815 0548 fax
                                                            Direct Fax:


Dear Mr. Mak:

I refer to our earlier conversation. I would like to inform you that it is unlikely for us to complete our audit of the financial statements of China Pacific Inc. (the "Company") as of December 31, 1996 before March 31, 1997. As you are aware, we are still awaiting some information from one of the Company's subsidiaries. We will finalize our audit and issue our auditors' report without delay once we have those information. If you need further clarification, please let us know.

Very truly yours,

/s/ Arthur Andersen & Co.